Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dova Pharmaceuticals, Inc.:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 21, 2017, except as to Note 8, which is as of June 16, 2017, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLC

Richmond, Virginia
June 16, 2017